SC 13D/A-2 hdsisch13da2.htm GOOD GAMING, INC. (Formerly HDS INTERNATIONAL CORP.) SCHEDULE 13D/A-2 (9/15/2016). hdsisch13da2.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

GOOD GAMING, INC. (Formerly HDS INTERNATIONAL CORP.)
(Name of Issuer)

Common
(Title of Class of Securities)

40416A101
(CUSIP Number)

Tassos Recachinas
Hillwinds Ocean Energy, LLC
130 Brookfield Avenue Fairfield, CT 06825
Telephone: (203) 895-7879
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 40416A101

1.	Names of Reporting Persons.

	Hillwinds Ocean Energy, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___

6.	Citizenship or Place of Organization: CT

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	120,150,496

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	120,150,496

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	120,150,4961

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.	Percent of Class Represented by Amount in Row (11):	6.0%2

14.	Type of Reporting Person (See Instructions):	PN

1.
This figure represents 120,150,496 of common stock, par value $0.001 per share ("Common Stock"), of GOOD GAMING, INC. (Formerly HDS International Corp.) (the "Issuer") beneficially owned by Hillwinds Ocean Energy, LLC ("HOEL"), as described in Item 4 and Item 5, below. HOEL also beneficially owns 2,315,500 shares of the Issuer's Class B Preferred Stock. Each share of Class B Preferred Stock provides such holder 1,000 votes for each share of Class B Preferred Stock with respect to each matter submitted to a vote of stockholders of the Issuer. Including the votes associated with HOEL's ownership of the Issuer's Class B Preferred Stock, HOEL's sole voting power would be 2,435,650,496 votes (1 vote per each share of Common Stock owned, totaling 120,150,496 votes, plus an additional 1,000 votes per share of Class B Preferred Stock owned, or an additional 2,315,500,000 votes) on those matters requiring shareholder approval, or 1.4% out of the total approximately 168 billion votes outstanding based on 1,995,290,000 shares of the Issuer's Common Stock oustanding, 7,500,000 shares of the Issuer's Class A Preferred Stock outstanding, and 165,343,064 of the Issuer's Class B Preferred Stock outstanding, as of June 30, 2016 pursuant to the Issuer's 10-Q filed 8/19/2016). Each share of Class B Preferred Stock in convertible into 200 shares of Common Stock. On a fully diluted basis assuming conversion of all of the Issuer's Class A Preferred Stock (convertible into 20 shares of Common stock per share) and Class B Preferred Stock, HOEL's fully diluted ownership of Common Stock would be 583,250,496 shares (120,150,496 shares of Common Stock, plus an additional 200 shares of Common Stock per share of Class B Preferred Stock beneficially owned, or an addiitonal 463,100,000 shares of Common Stock), or 1.7% of the Issuer's approximately 35 billion fully diluted shares of Common Stock outstanding.

2.
This calculation is based on 1,995,290,000 common shares, par value $0.001 per share ("Common Stock"), of HDS International Corp. (the "Issuer") outstanding as of June 30, 2016 as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 19, 2016 (the "10-Q").

CUSIP No. : 40416A101

1.	Names of Reporting Persons.

Tassos Recachinas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	74,235,000

8.	Shared Voting Power:	120,150,496

9.	Sole Dispositive Power:	74,235,000

10.	Shared Dispositive Power:	120,150,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	194,385,495 1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.	Percent of Class Represented by Amount in Row (11):	9.7%2

14.	Type of Reporting Person (See Instructions):	IN

1.
This figure represents 74,235,000 shares of Common Stock of the Issuer beneficially owned by Tassos Recachinas ("Recachinas") directly, as well as 120,150,496 of Common Stock by Recachinas indirectly, as described in Item 4 and Item 5, below. Recachinas also indirectly beneficially owns 2,315,500 shares of the Issuer's Class B Preferred Stock. Each share of Class B Preferred Stock provides such holder 1,000 votes for each share of Class B Preferred Stock with respect to each matter submitted to a vote of stockholders of the Issuer. Including the votes associated with Recachinas indirect beneficial ownership of the Issuer's Class B Preferred Stock, Recachinas' aggregate voting power would be 2,509,885,496 votes (1 vote per each share of Common Stock beneficially owned, totaling 194,385,495 votes, plus an additional 1,000 votes per share of Class B Preferred Stock beneficially owned, or an additional 2,315,500,000 votes) on those matters requiring shareholder approval, or 1.5% of the votes out of a total of approximately 168 billion votes outstanding (based on 1,995,290,000 shares of the Issuer's Common Stock oustanding, 7,500,000 shares of the Issuer's Class A Preferred Stock outstanding, and 165,343,064 of the Issuer's Class B Preferred Stock outstanding, as of June 30, 2016 pursuant to the Issuer's 10-Q filed 8/19/2016). Each share of Class B Preferred Stock in convertible into 200 shares of Common Stock of the Issuer. On a fully diluted basis assuming conversion of all of the Issuer's Class A Preferred Stock (convertible into 20 shares of Common stock per share), and Class B Preferred Stock, Recachinas' fully diluted ownership of Common Stock would be 657,485,496 shares (194,385,496 shares of Common Stock, plus an additional 200 shares of common stock per share of Class B Preferred Stock owned, or an addiitonal 463,100,000 shares of common stock), or 1.9% of the Issuer's approximately 35 billion fully diluted shares of Common Stock outstanding.

2.
This calculation is based on 1,995,290,000 Common Stock of the Issuer outstanding as of June 30, 2016 as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 19, 2016 (the "10-Q").

The Schedule 13D filed on April 5, 2012, by Hillwinds Ocean Energy, LLC, a Connecticut limited liability company ("HOEL"), and Tassos D. Recachinas (together, the "Reporting Persons"), relating to the shares of common stock, $0.001 par value (the "Common Stock"), of HDS International Corp. (the "Issuer"), and the Schedule 13-D/A filed on July 6, 2012, are hereby amended by this Amendment No. 2 to the Schedule 13D.

Item 1. Security and Issuer

The name and address of the Issuer have changed and Item 1 of the Schedule 13D is hereby amended and restated as follows:

Issuer:	GOOD GAMING, INC. (Formerly HDS International Corp.)
2130 N. Lincoln Park West, Suite 8N
Chicago, Illinois 60614

Item 2. Identity and Background

Paragraph (b) and (c) of Item 2 of the Schedule 13D is hereby amended and restated as follows:

(b)	The address of the principal business and principal office of each of the Reporting Persons is:
130 Brookfield Avenue
Attn: Tassos Recachinas
Fairfield, CT 06825

Recachinas no longer serves as a director or officer of the Issuer in accordance with that certain Strategic Expansion Agreement dated March 5, 2015, as previously disclosed on Issuer Form 8-K filed 03/13/2015.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On March 9, 2015, 74,235,000 shares of Common Stock of the Issuer were issued to Recachinas by the Issuer in accordance with that certain settlement and general mutual release agreement dated March 5, 2015, as previously disclosed on Issuer Form 8-K filed 03/13/2015.

On March 9, 2015, 342,150,496 shares of Common Stock of the Issuer were issued to HOEL by the Issuer in accordance with that certain Strategic Expansion Agreement dated March 5, 2015, as previously disclosed on Issuer Form 8-K filed 03/13/2015.

On March 9, 2015, HOEL transferred 7,500,000 shares of Class A Preferred Stock of the Issuer to Siren GPS, Inc., a non-affiliated third party, in accordance with that certain Strategic Expansion Agreement dated March 5, 2015, as previously disclosed on Issuer Form 8-K filed 03/13/2015.

On April 8, 2015, HOEL converted 222,000,000 shares of Common Stock of the Issuer into 1,165,000 shares of Class B Preferred Stock of the Issuer, pursuant to that certain Stock Conversion Agreement dated April 3, 2015, as previously disclosed on Issuer Form 10-K filed 04/15/2015.

On August 16, 2016, HOEL converted 179,450,000 shares of Common Stock of the Issuer into 1,150,000 shares of Class B Preferred Stock of the Issuer, pursuant to that certain Stock Conversion Agreement dated August 12, 2016.

The Reporting Persons are no longer deemed to be a control person(s), officer(s) or director(s) of the Issuer. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some or all of their beneficial or economic holdings, in the open market or otherwise, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraph (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) (b) Based upon the Quarterly Report on Form 10-Q, filed by the Issuer on August 19, 2016, there were 1,995,290,000 shares of Common Stock outstanding as of June 30, 2016. Based on the foregoing, the 194,385,495 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 9.7% of the shares of Common Stock outstanding. HOEL, as the direct beneficial owner of 120,150,496 shares of common stock, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 120,150,496 shares of Common Stock. By virtue of Recachinas' position as the President of HOEL, Recachinas may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 120,150,496 shares of Common Stock, and is deemed an indirect beneficial owner of 120,150,496 shares of Common Stock. Recachinas, as the direct beneficial owner of an additional 74,235,000 shares of Common Stock, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) an additional 74,235,000 shares of Common Stock.

(c) The following transactions in the Shares were effected by the Reporting Persons during the last 60 days. All of the transfers were private transactions (see also Item 4).

TRANSACTIONS BY HOEL

Trade Date	Shares bought (sold)	Where and How

08/16/2016	(179,450,000)	Converted into shares of Class B Preffered Stock of the Issuer

All transactions consist of zero cost basis transfers.

TRANSACTIONS BY RECACHINAS: None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

99.1 Amended Joint Filing Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Tassos D. Recachinas

Date: September 15th, 2016	By:	TASSOS RECACHINAS
Tassos Recachinas, individually

Hillwinds Ocean Energy, LLC

Date: September 15th, 2016	By:	TASSOS RECACHINAS
Tassos Recachinas, President